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                               November 13, 2023

       Daniel Jones
       Chief Executive Officer
       SeqLL, Inc.
       3 Federal Street
       Billerica, MA 01821

                                                        Re: SeqLL, Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed November 13,
2023
                                                            File No. 333-272908

       Dear Daniel Jones:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 9, 2023 letter.

       Amendment No. 8 to Registration Statement on Form S-1, Filed November 13, 2023

       Cover Page

   1. We note your disclosure on the prospectus cover page that your "common stock is currently listed for
trading on the Nasdaq Capital Market under the symbol 'SQL.'" We also note your
disclosure on page 5 that Nasdaq has determined to delist your securities from Nasdaq and suspend
trading in those securities effective at the open of trading on
                                                        November 13, 2023, that
you have requested a hearing and that discussions with Nasdaq are continuing. Please
revise the cover page to update and confirm your listing status. If the securities being
offered are not listed on a national securities exchange, please disclose the principal United
States market where the company has sought and achieved
                                                        quotation. Refer to
Item 501(b)(4) of Regulation S-K.
 Daniel Jones
FirstName
SeqLL, Inc.LastNameDaniel Jones
Comapany 13,
November   NameSeqLL,
              2023     Inc.
November
Page 2    13, 2023 Page 2
FirstName LastName
Prospectus Summary, page 1

2. We note your disclosure on page 23, as well as the disclosure on page 49, describing the substantial doubt in Lyneer's ability to continue as a going concern. Please include such disclosure in this section, including whether you expect that Lyneer's existing cash balances will be sufficient to meet working capital and capital expenditure needs for the next twelve months. Please include cross-references to the applicable risk factors and your
         Liquidity & Capital Resources discussion. Additionally, please update the Modifications to Lyneer's Debt Facilities section on page 5 to disclose the most up to date information regarding Lyneer's debt facilities. In this regard, we note your disclosure throughout the prospectus that Lyneer does not expect to cure such events of default prior to November
         17, 2023 and has not obtained an extension of the Forbearance
Agreement.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Eric M. Hellige